

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2009

Mail Stop 7010

<u>Via U.S. mail</u>

David Fahy
Macquarie Equipment Leasing Fund, LLC
225 Franklin Street, 17th Floor
Boston, Massachusetts 02110

Re: **Macquarie Equipment Leasing Fund, LLC**
          Registration Statement on Form S-1 Amendment No.1
          Filed on: February 3, 2009
          File No.: 333-154278

Dear Mr. Fahy:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In an amendment filed after February 11, 2009, please revise to include financial statements for the interim period ending December 31, 2008, in accordance with Rule 3-12 of Regulation S-X.

Income, Losses, Distributions and Distributions Policy, page 67

2. We note your revised disclosure in response to comment 34 of our November 12, 2008 letter. You did not, however, address the second half of our comment regarding the assumptions and the calculations you made in arriving at the distribution amounts you use in your example. Please revise your disclosure accordingly.

Federal Income Tax Consequences, page 70
Opinion of Counsel, page 70

3. We note your revised disclosure in response to comment 36 of our prior letter. We note that your opinion in §2 is subject to uncertainty. Please have your

counsel explain in detail why it cannot give a "will" opinion by describing the degree of uncertainty and the related risks to the investors.

Part II

Signatures

4. We note your response to prior comment 47; however, your registration statement must be properly executed by all requisite parties. Please have the registration statement signed by the Chief Financial Officer and the Chief Accounting Officer.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

David Fahy
Macquarie Equipment Leasing Fund, LLC
February 11, 2009
Page 3

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Melisa Rocha, Staff Accountant, at (202) 551-3854 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: **Via facsimile @ (901) 577-0737**

Matthew S. Heiter, Esq.
Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
165 Madison Avenue, Suite 2000
Memphis, Tennessee 38103